Leader Funds Trust 485APOS

Exhibit 99.(n)(2)

LEADER FUNDS TRUST 18f-3 PLAN

AMENDED APPENDIX A

Funds and Classes as of March 14, 2023

Share Class Features(1)
Fund / Fund Family	Share Classes	12b-1 Plan(2)	Front-End Sales Charge(3)	Contingent Deferred Sales Charge(3)
Leader Funds:	A
Institutional
Leader Capital Short Term High Yield Bond Fund Leader Capital High Quality Income Fund	Investor

(1)	The features and expenses of each share class are described in further detail in the respective Fund’s Prospectus.

(2)	The distribution and shareholder servicing expenses of a share class are provided for in the Fund’s respective 12b-1 Plan.

(3)	The sales charges associated with a share class are described further in the respective Fund’s Prospectus.

IN WITNESS WHEREOF, the Trust has executed this amended Multi-Class Plan as of the 14th day of March 2023.

LEADER FUNDS TRUST

By:
John Lekas, President